

Mail Stop 4631

September 26, 2017

Richard Perl
Chief Administrative Officer
TerraCycle US Inc.
121 New York Avenue
Trenton, NJ 08638

Re: TerraCycle US Inc.
Offering Statement on Form 1-A
Filed August 29, 2017
File No. 024-10734

Dear Mr. Perl:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that JH Terra will sell up to 34,182 shares of Non-Voting Preferred Stock in the company after exchanging its current holding in TerraCycle, Inc. for shares of the company. We note that you are attempting to qualify the resale of such shares when they have not yet been issued. Please provide your legal analysis as to why the 34,182 shares of Non-Voting Preferred Stock are appropriate for qualification at this time.

2. We note your disclosure on page 12 that your parent company may allow other parent company stockholders to exchange some of their shares for sale in this offering. Please revise to provide the information required by Part I Item 4, Part II Item 1(d) and Part II Item 5(d) of Form 1-A to the extent that there are other selling stockholders participating in the offering.

3. Please add a risk factor addressing the fact that shareholders will be purchasing non-voting preferred shares and will thus have no ability to influence the direction of the company through shareholder vote.

Summary

4. We note your disclosure on page 8 that you are in serious due diligence to acquire a company later this year that you expect will increase your company's revenue and profits by over 50% in 2018. Please revise to include disclosures related to the possibility that the transaction may not be consummated, anticipated revenues, profits or synergies may not be achieved.

Dilution, page 17

5. Please revise the number of shares fully diluted pre-financing to include the 34,182 shares of Class A preferred stock outstanding. Please refer to your disclosure on page 10.

Use of Proceeds, page 25

6. We note your disclosure that you expect to use the majority of proceeds raised from this offering to acquire additional companies. We also note your disclosure on page 8 that you are in serious due diligence to acquire a company later this year and your disclosure on page 34 that you are in advanced stages of due diligence for a potential acquisition of a Universal Waste company. Please expand your discussion to include disclosure required by Instruction 7 to Item 6 of Form 1-A.

The Company's Business, page 28

7. We note your disclosure that you operate in 20 countries. Please revise this section to disclose the countries in which you operate and the nature of your operations in those countries.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39
Operating Results, page 39

8. Please expand your disclosures to provide an analysis of why the allocation of expenses and amortization were lower for fiscal year 2016.

Notes to Consolidated Financial Statements, page F-10

9. Please provide the disclosures required by ASC 280-10-50-20 through 50-33 for your reportable segments and ASC 280-10-50-38 through 50-42. If you do not believe you have more than one reportable segment, please provide us with your analysis of the

guidance in ASC 280-10-50-1 through 50-19, as appropriate, for your three business divisions, National Recycling Programs, Zero Waste Boxes, and Material Sales.

2. Summary of Significant Accounting Policies, page F-10
Revenue recognition, page F-11

10. For all of your revenue recognition streams, please expand your policies to clarify that revenue is not recognized until all four criteria are met per ASC 605-10-S99-1 and not just the delivery and performance criterion.

Research and development costs, page F-12

11. Please expand your disclosures to clarify that the $18,000 does not include the research and development costs incurred by your parent company on your behalf and proportionately allocated to you. In this regard, we note your disclosure on page 37.

Recent Accounting Pronouncements, page F-13

12. Please expand your disclosure to clarify that you have elected to delay complying with all new or revised financial accounting standards until the date that a company that is not an issuer is required to comply, if correct. In this regard, we note your statement regarding ASU No. 2014-09. Please refer to Part F/S(a)(3) of Form 1-A for guidance.

6. Long-Term Debt, page F-15

13. Please disclose the term of the $300,000 mortgage note entered into on May 26, 2016.

8. Commitments and Contingencies, page F-16
Litigation, page F-17

14. Please revise your disclosure to state if the lawsuits are expected to be material to your cash flows in addition to your financial condition and results of operations. If there are lawsuits that may be material to your cash flows, specific disclosures for these lawsuits should be provided. Please refer to ASC 450-20-50 for guidance.

Unaudited Pro Forma Condensed Financial Information of TerraCycle US, LLC, page PF-1

15. Please revise your balance sheet presentation to include the Class A preferred stock outstanding prior the financing per your disclosure on page 10. Please also reflect the mandatory distribution to the preferred and common stockholders per your disclosure on pages 58 and 60.

Form of Opinion of KHLK LLP, page 61

16. Please file a revised legality opinion that clearly and accurately identifies the number of shares to be offered by the company and the number of shares to be offered by the selling securityholders. Please have counsel opine on the shares to be sold by the company and the shares to be sold by the selling securityholders.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Sara Hanks, Esq.